

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2008

Ms. Nicole Veilleux
Chief Financial Officer
Richmont Mines, Inc.
110 Avenue Principale
Rouyn-Noranda, Quebec,
Canada, J9X 4P2

> **Re:** **Richmont Mines, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 6, 2008**
> **File No. 1-14598**

Dear Ms. Veilleux:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   Please correct the Commission File Number indicated on the cover of your annual report to be No. 001-14598, rather than No. 000-28816.

2.   We note you utilize a performance indicator of "cash cost per ounce" throughout
        your document for each of your properties. Given that this is a non-GAAP
        measure under U.S. GAAP, please provide the disclosures required by Item 10(e)
        of Regulation S-K by way of General Instruction C(e) of Form 20-F.

Operating and Financial Review and Prospects, page 53

A. Operating Results, page 53

Investments, page 54

3.   We note your disclosure stating that the $18,888 decrease in investments in
        property, plant, and equipment in 2007 compared with 2006 was mainly due to
        the application of proceeds from precious metal sales as a reduction of
        development costs during development activities at the Island Gold Mine of
        $16,775. For US GAAP purposes, income from the sale of incidental exploration
        and development material should be reported as income earned during the
        development stage in your statements of operations. Please tell us why you have
        not disclosed this difference in accounting at Note 21.

Financial Statements

Audit Report

4.   We note you have not included audit reports for your fiscal years ended
        December 31, 2006 and December 31, 2005. Once you have obtained permission
        from your predecessor auditor for the re-issuance of the audit reports, please
        amend your filing to include the reports within the document.

Note 21- Effect of Applying United States Generally Accepted Accounting Principles,
page F-20

5.   We note your disclosure in note (a), on page F-21, stating your short-term
        investments acquired before December 31, 2006 were classified as held-for-
        trading and were recorded at fair value, and changes in the fair value were
        accounted for in earnings under SFAS 133. Tell us why you believe these
        investments should be accounted for based on the guidance in SFAS 133, rather
        than SFAS 115.

        We understand that following the adoption of Section 3855 of the CICA
        Handbook, on January 1, 2007, you classified short-term investments acquired in
        2007 as available-for-sale, and these investments were recorded at fair value with

changes in fair value included in other comprehensive income. Please address the following points:

a) Tell us your reasons for changing the classification of these investments from trading to available-for-sale under US GAAP.

b) Clarify the difference in your accounting treatment for these investments between Canadian and U.S. GAAP prior to and subsequent to your adoption of Section 3855 of the CICA Handbook.

c) Tell us the reasons for the adjustments made in your reconciliation from Canadian to U.S. GAAP, on page F-20, relating to these investments for each year presented.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief